Exhibit a(1)H

COSAN LIMITED ANNOUNCES PRELIMINARY RESULTS OF ITS TENDER OFFER

SÃO PAULO, SP, BRAZIL (December 20, 2017) – Cosan Limited (NYSE: CZZ; B3: CZLT33) announced today the preliminary results of its tender offer to purchase up to U.S.$200,000,000 of its Class A common shares, or the shares, at (i) prices specified by the tendering shareholders of not greater than U.S.$9.65 nor less than U.S.$9.23 per share or (ii) at the purchase price determined in accordance with the tender offer. The tender offer expired at 11:59 p.m., New York City time, on December 19, 2017.

Based on the preliminary count by Computershare Trust Company, N.A., the Depositary for the tender offer (the “Depositary”), a total of 22,019,568 shares of the Company were properly tendered and not properly withdrawn at or below a price of U.S.$9.65 per share, the maximum cash purchase price in the price range specified in the tender offer, including 2,082,891 shares that were tendered through notice of guaranteed delivery.

In accordance with the terms and conditions of the tender offer, and in view of the preliminary results, Cosan expects to accept for payment an aggregate of 22,019,568 shares at a purchase price of U.S.$9.65 per share. The shares expected to be repurchased represent approximately 13.04% of the issued and outstanding Class A common shares of Cosan as of December 19, 2017. The shares expected to be purchased include approximately 1,294,179 additional shares that Cosan has elected to purchase pursuant to its right to purchase up to an additional 2% of its outstanding Class A common shares.

The number of shares to be purchased and the purchase price per share are preliminary and subject to change. The determination of the final number of shares to be purchased and the final purchase price per share is subject to confirmation by the Depositary of the proper delivery of all shares validly tendered and not withdrawn, including shares to be delivered in accordance with notices of guaranteed delivery within the settlement period. The actual number of shares validly tendered and not withdrawn and the final purchase price per share will be announced following the completion of the confirmation process and the expiration of the guaranteed delivery period. Payment for the shares accepted for purchase will occur promptly thereafter. Payment for shares will be made in cash, without interest.

About Cosan

Cosan Limited (NYSE: CZZ; B3: CZLT33) is an energy and infrastructure conglomerate and, when considered together with our joint venture entities formed with Shell Brazil Holdings B.V. (i.e., Raízen Combustíveis S.A. and Raízen Energia S.A., collectively known as “Raízen”), a Brazilian market leader in fuel distribution, sugar and ethanol production, natural gas distribution and railway-based logistics.

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All statements contained in this press release, other than statements of historical fact, are forward-looking statements including those regarding the expected timing of the tender offer described in this press release. These statements speak only as of the date of this press release and are based on our current plans and expectations and involve risks and uncertainties that could cause actual future events or results to be different from those described in or implied by such forward-looking statements, including risks and uncertainties regarding: changes in financial markets; changes in economic, political or regulatory conditions or other trends affecting the ethanol, sugar and logistics industries; and changes in facts and circumstances and other uncertainties concerning the completion of the tender offer. Further information about these matters can be found in our Securities and Exchange Commission filings. Except as required by applicable law or regulation, we do not undertake any obligation to update our forward-looking statements to reflect future events or circumstances.